UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2024

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 and 99.2 to this Report on Form 6-K are the press releases of Pharming Group N.V., or the Company, dated April 4, 2024.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group announces the filing of its 2023 Annual Report and Form 20-F
99.2	Pharming Group announces the 2024 Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: April 4, 2024

Pharming Group announces the filing of its 2023 Annual Report and Form 20-F

Leiden, the Netherlands, April 4, 2024: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) announces the filing of its Annual Report for the year ended December 31, 2023 (the “Period”). The Annual Report is available under Investors/Financial documents on the Pharming.com website.

The Company also announces the filing of its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) for the Period. The 2023 Annual Report on Form 20-F can be found under Investors/SEC filings on Pharming.com and through the SEC website once it has been filed.

About Pharming Group N.V.
Pharming Group N.V. (Euronext Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

Pharming Group announces the 2024 Annual General Meeting of Shareholders

Leiden, the Netherlands, April 4, 2024: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) announces that the Company’s 2024 Annual General Meeting of Shareholders (the “AGM”) will be held on Tuesday, May 21, 2024 at 14:30 CEST. The Notice to Convene, Explanatory Notes, Proxy and other meeting documents for the AGM can be found on the Company’s website under Investors/Shareholder Meetings.
The agenda of the AGM includes the reappointment of Ms. Barbara Yanni and Mr. Mark Pykett as Non-Executive Directors for periods of four years, (ii) the adoption of the updated Remuneration Policy for members of the Board of Directors (iii) the authorization for the Board of Directors to issue shares and/or options, and to restrict or exclude pre-emptive rights in relation thereto, up to 10% of the issued share capital for general corporate purposes, including issuances for M&A transactions and issuances pursuant to equity incentive plans and (iv) the authorization for the Board of Directors to repurchase shares.
The AGM will be held at the Corpus Congress Centre, Willem Einthovenstraat 1, 2342 BH in Oegstgeest, the Netherlands, and will be webcast live.

About Pharming Group N.V.
Pharming Group N.V. (Euronext Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27

E: pharming@lifespring.nl